UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

Lixte Biotechnology Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

539319-202 (Common Stock)

539319-11 (Public Warratns)

(CUSIP Number)

David L. Ficksman, Esq.

1801 Century Park East, Suite 1600

Los Angeles, California 90067

310-789-1290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No. 050734-10-2

1.	Name of reporting person: John Kovach

2.	Check the appropriate box if a member of a group (See instructions):
(a) [ ]
(b) [X]

3.	SEC use only:

4.	Source of funds: OO See Instructions

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (d): [ ]

6.	Citizenship or place or organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	1,561,283(1) shares of Common Stock

8.	Shared voting power:

9.	Sole dispositive power:	1,561,283 shares of Common Stock

10.	Shared dispositive power:

11.	Aggregate amount beneficially owned by each reporting person:

1,561,283(1) shares of Common Stock

12.	Check if the aggregate amount in row 11, above, excludes certain shares (See Instructions): [ ]

13.	Percent of class represented by amount in row 11, above: 12.6%(2)

14.	Type of reporting person (See Instructions): IN

[1]	Consists of (a) 1,540,183 shares of common stock and (b) Warrants to purchase 21,100 shares of common stock.
[2]	Based on 12,374,302 shares of common stock outstanding as of November 30, 2020.

2

ITEM 1.	SECURITY AND ISSUER

Common Stock

Lixte Biotechnology Holdings, Inc.

248 Route 25A, No. 2

East Setauket, New York 11733

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by John Kovach (the “Reporting Person”). The Reporting Person is the Issuer’s Chief Executive Officer, President and a director. The principal business address for the Reporting Person is 248 Route 25A, No. 2, East Setauket, New York 11733. During the past five years, the Reporting Person has not been convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of which the Reporting Person was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of the Issuer beneficially owned by the Reporting Person were originally issued in connection with and as the merger consideration pursuant to the merger of Lixte Biotechnology, Inc. (“LBI”) into the Issuer. The Reporting Person was a shareholder of LBI. On August 4, 2015, the Reporting Person contributed 1,333,333 shares to the John and Barbara Kovach 2015 Trust (the “Trust”). On November 30, 2020, the Reporting Person purchased 21,100 Units in the Issuer’s public offering with each Unit consisting of one share of Common Stock and a five-year warrant to purchase one share of common stock.

ITEM 4.	PURPOSE OF TRANSACTION

On November 30, 2020, the Reporting Person purchased 21,100 Units in the Issuer’s public offering with each Unit consisting of one share of Common Stock and a five-year warrant to purchase one share of common stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Reference is made to the disclosure set forth under Items 1 and 3 of this Schedule 13D.

As of November 30, 2020, the Reporting Person beneficially owns indirectly 1,561,283 shares of Common Stock. The shares are owned as of record by the Trust. Dr. Kovach is a co-trustee of the Trust and has the exclusive right to control the investment of the assets of the Trust. Based on 12,374,302 shares of Common Stock outstanding, as of November 30, 2020 the reporting person beneficially owns approximately 12.6 % of the shares of common stock outstanding.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 15, 2020	/s/ JOHN KOVACH
John Kovach

4